

July 8, 2010

Lynn A. Peterson
President and Chief Executive Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

> **Re:** **Kodiak Oil & Gas Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **Current Report on Form 8-K**
> **Filed April 8, 2010**
> **File No. 1-32920**

Dear Mr. Peterson:

We have reviewed your filing and your letter dated June 8, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Selected Consolidated Financial Information, page 39

1.   We have read the disclosure revisions you proposed in response to prior comment 4, pertaining to your presentation of non-GAAP measures, clarifying that such measures (i) provide an indication of your ability to generate cash flows at a level which can sustain or support your ongoing operations and capital investment program, (ii) are used in a compliance covenant under your credit facility, also in determining your borrowing capacity, and (iii) are significant components of corporate objectives which bear upon the vesting of equity awards held by senior management. Please further expand your

disclosure in MD&A to include your discussion and analysis of the non-GAAP measures in each of these areas.

For example, we expect that you would (i) explain how these measures have been taken into account in establishing your capital investment program, in terms of your ability to pursue the program based on your assessment of cash flows, (ii) provide a comparison of the measures to your credit facility covenants, indicating the extent to which you complied with covenants, and (iii) explain how your borrowing base and the vesting of equity awards were calculated and correlated to the measures. You may find further guidance on the requirements to discuss and analyze information in MD&A in Item 303(a) of Regulation S-K, Instructions 1, 2 and 5 to paragraph 303(a) of Regulation S-K, and FRC §501.12.b.1.

Exhibits

2.   We note that your response to our prior comment 7 concludes that your two drilling rig contracts need not be filed as exhibits because they were entered into in the ordinary course of business and you are not substantially dependent on these contracts. You state that you are not substantially dependent upon these contracts because of your belief that you could "procure suitable alternative drilling rigs within a reasonable period of time." Based on the payment amounts involved, we continue to believe that these are material contracts. Provide an analysis that discusses the amounts to be paid, including termination fees, under each contract relative to key financial measures, such as your revenues or assets.

Exhibit 99.1

3.   We note that in your response to our prior comment 9, you state that you have been informed by NSAI "that this statement was included in NSAI's report to explain that expertise at NSAI is centered around the technical engineering and geologic disciplines..." We also note the statement that "The language in NSAI's report is intended to serve as a disclaimer to the end user that NSAI has accepted as true the Company's representation that it has 'the legal right to produce,' and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it." From these statements, it appears that NSAI has not "excluded from [its] consideration *all* matters as to which the controlling interpretation may be legal or accounting…" as NSAI states in its report. Rather, it appears that NSAI has based its report, in part, on your representations or its own assumptions regarding certain legal and accounting matters. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

- Remove the sentence referenced in our prior comment 9;

- Replace the referenced sentence with a new statement which makes clear that in acting as experts for the purposes of the report and their opinion, NSAI is not holding themselves out to be accounting or legal experts.

Also, ensure that the report discloses the assumptions, data, methods and procedures used pursuant to Item 1202(a)(8)(iv) of Regulation S-K.

4. We note your response to our prior comment 10. Indicate the actual weighted average price used in estimating the reserves as this is a primary economic assumption. See Item 1202(a)(8)(v) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

5. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Current Report on Form 8-K Filed April 8, 2010

6. We note your response to comment 11 in our letter dated May 28, 2010, and your statement that you intend to submit a request for confidential treatment with respect to the purchase and sale agreement with Macquarie Barnett, LLC. However, we also note that you indicate in your response that the purchase price for the acquisition is material. Generally, material terms are required to be disclosed by Item 1.01(a)(2) of Form 8-K and are not an appropriate subject for confidential treatment. See Section II.B.2 of Staff Legal Bulletin No. 1A, available on our website at www.sec.gov. Please file an amendment to your Form 8-K that discloses all material terms, or tell us why you are not required to disclose such information. Please note that it also appears that the purchase price would not be an appropriate subject for confidential treatment in connection with the filing of the purchase and sale agreement with your quarterly report for your quarter ending June 30, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director